Exhibit: 99.2

RNS Number : 1188R

Unilever PLC

02 November 2021

Unilever PLC

Director Declaration

In accordance with Listing Rule 9.6.14, Unilever PLC announces that Adrian Hennah, an Independent Non-Executive Director whose appointment took effect from 1 November 2021, is a Non-Executive Director of Oxford Nanopore Technologies plc, a company admitted to trading on the London Stock Exchange, effective 5 October 2021.